Part II: Activities of the Broker-Dealer Operator and its Affiliates

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Item 6:   <u>Activities of Service Providers</u>

a. **Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?**

    Yes <u>X</u> No ☐X

    If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

    The following categories of BIDS ATS personnel service both the ATS and the Cboe LIS business unit operated by Cboe Europe, an Affiliate of the ATS:

    - ATS Sales Support
    - ATS Integration Desk
    - ATS Operations
    - Developers on Call
    - ATS Analytics and Reporting
    - System Engineering

    See Part II, Item 7 for a description of the roles and responsibilities of these categories of BIDS ATS personnel. The BIDS ATS personnel in these categories perform the same roles and responsibilities for the ATS and Cboe LIS.

b. **Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?**

    Yes X No☐

    If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

    BOFA Securities, Inc. ("BOFA") provides the services described in Part III, Item 22 - Clearance and Settlement.

    BIDS Trading Technologies, Inc. ("BTT"), an affiliate of BIDS Trading L.P. ("BIDS") provides technology and operational services and support to the BIDS ATS. These services range from design and development work to implementation, testing, and assistance with the day-to-day operations of the BIDS ATS software. As noted in Part II, Item 7, employees of BTT are treated as if they are employees of BIDS for regulatory and confidentiality purposes.

As noted in Part III, Item 23, the BIDS ATS uses Redline Trading Solutions, Inc., a third-party vendor, to consolidate market data feeds from national securities exchanges and securities information processors ("SIPs") to produce the national best bid and offer ("synthetic NBBO") used by the BIDS ATS to calculate the prices used for executions and invitations. Transaction prices are validated using the SIP NBBO (see Part III, Item 11).

The data centers used by the BIDS ATS are provided by Equinix, Inc. ("Equinix"), a third-party vendor. Equinix operates both: (i) the Equinix NY4 New York IBX Data Center, which hosts the servers that operate the BIDS ATS, and (ii) the Equinix CH4 Chicago IBX Data Center, which serves as the backup host for the BIDS ATS. Equinix provides server space, power, security, environmental controls, and connectivity services to the BIDS ATS as described in Part III, Item 6.

c. **If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?**

       Yes☐ No X

       If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

d. **If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?**

Yes☐ No☐

If no, identify and explain any differences.

Item 7:   **Protection of Confidential Trading Information**

a. **Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:**

   i. **written standards controlling employees of the ATS that trade for employees' accounts; and**
   ii. **written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.**

The BIDS ATS is a wholly-owned subsidiary of Cboe Global Markets, Inc. ("Cboe"), which operates national securities exchanges in the U.S. BIDS ATS personnel and Cboe personnel are subject to policies and procedures that include information barriers between the equities businesses of the BIDS ATS and Cboe's U.S. national securities exchanges. The information barriers prohibit access to or receipt of any nonpublic information concerning the BIDS ATS equities business, including Confidential Data (as defined below), by any Cboe personnel that provide services to or on behalf of Cboe U.S. national securities exchanges.

The BIDS ATS operates as a dark venue and does not disclose confidential information to third parties, other than as needed to complete transactions or comply with securities laws and regulations as discussed in this Part II, Item 7 or elsewhere in this Form ATS-N.

Confidential Data is defined as:
   Gateway Logs: Transaction logs for protocol gateways connecting from order management systems ("OMS")/execution management systems ("EMS") to the BIDS ATS
   Firm Order Information: Information regarding all Firm orders.
   Conditional Information: Information regarding Conditionals and invitations in the BIDS ATS.
   AIOI Information: Information regarding all AIOIs in the BIDS ATS.
   Trade Information: Trades in the BIDS ATS during the live trading session.
   Sponsor Settings: Administrative settings and risk limits of Sponsored Firms managed by Sponsors.
   Scorecards and Filter Settings: BIDS Scorecard values for Traders and Filter settings set by Traders (discussed in Part III, Items 7 and 9).
   Trader Configuration: Preferences set by Traders for Firm order and Conditional interaction on the BIDS ATS.
   Database Information: Transaction and configuration data stored in the BIDS ATS databases.
   Server Logs: Log files generated by the BIDS ATS applications.

Given the sponsored access model made available by BIDS (discussed in Part III, Item 2), BIDS provides each Sponsor with information related to any Firm order, Conditional, or trade on which that Sponsor has been designated by a Sponsored Firm. BIDS does not engage in any trading activities other than activity in connection with the operation of the BIDS ATS as described in this Form ATS-N and, as a result, does not engage in activities that may be deemed in conflict with the BIDS ATS.

As part of operating the BIDS ATS, BIDS maintains written policies, procedures and controls ("Confidentiality Safeguards") designed to safeguard the confidentiality, integrity and availability of the BIDS ATS by preventing unauthorized access to or use of Participants' Confidential Data. The Confidentiality Safeguards include:

    a. Guidance with Respect to Handling Information: Confidentiality and Privacy Policy
    b. Cybersecurity Policy
    c. Compliance Manual
    d. Supervisory Procedures

The Confidentiality Safeguards are reviewed, tested and updated regularly as described below. Key aspects of the Employee Access Safeguards and the System Safeguards prescribed by the Confidentiality Safeguards are summarized below.

As part of the Confidentiality Safeguards, BIDS requires that all employees and independent contractors of BIDS and ~~its affiliates, including~~ BTT, (collectively referred to as "employees") acknowledge receipt and review of applicable BIDS' written policies at the time of hiring, and at least annually thereafter. In addition, all employees must complete security awareness training as part of the onboarding process and complete periodic confidentiality training during employment. BIDS also operates a continuous, organization-wide security awareness program that includes regular testing related to phishing and social engineering.

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Part III: Manner of Operation

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Item 2: Eligibility for ATS Services

   a. **Does the NMS Stock ATS require Subscribers to be registered broker-dealers?**

       Yes X No ☐

   b. **Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?**

       Yes X No ☐

If yes, list and provide a summary of the conditions.

Any "Subscriber" to the BIDS ATS must be registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC"). All Subscribers must enter into a Subscriber Agreement with BIDS, and BIDS verifies that each prospective Subscriber: (i) is an active U.S. registered broker dealer; and (ii) has no issues identified on the Office of Foreign Assets Control ("OFAC") system. Any U.S. broker-dealer that is affiliated with Cboe is not eligible to become a Subscriber to the BIDS ATS.

In addition, through "sponsored access arrangements," Subscribers may authorize their customers ("Sponsored Firms") to submit Firm orders and Conditionals directly to the BIDS ATS through a BIDS Trader terminal or a FIX connection (see Part III, Item 5). A Sponsored Firm must be approved by at least one Sponsor before it is permitted to submit Firm orders or Conditionals into the BIDS ATS. Sponsored Firms may be authorized by multiple Sponsors and, as a result, Sponsored Firms are required to designate a Sponsor for each Firm order submitted; Sponsored Firms are not required to designate a Sponsor for Conditionals. Sponsored Firms are customers of the Sponsor (not customers of BIDS), and the Sponsor is responsible for all Firm orders on which it is designated as Sponsor entered into the BIDS ATS by its Sponsored Firms. Although BIDS does not restrict or categorize the type of entity that a Sponsor may authorize as a Sponsored Firm Sponsored Firms that can use the BIDS ATS are institutional investors, which include asset managers, investment companies, hedge funds, and similar entities.

   c. **If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?**

       Yes X No☐

       If no, identify and describe any differences.

d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?

     Yes X No☐

Item 3:   **Exclusion from ATS Services**

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?

     Yes X No ☐

     If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

Any U.S. broker-dealer that is affiliated with Cboe is not eligible to become a Subscriber to the BIDS ATS.

BIDS reserves the right to exclude a Participant or a Trader, in whole or in part, where it believes the activities of such Participant or Trader may be illegal, in violation of securities regulations, or otherwise pose a detrimental risk to the BIDS ATS or the capital markets. BIDS would make any such determination based on the relevant facts and circumstances at the time that they occur.

BIDS reserves the right to exclude a Participant or a Trader, in whole or in part, if such Participant or Trader may have violated applicable contractual provisions, including any provision in the Subscriber Agreement between BIDS and the Subscriber.

BIDS reserves the right to disable any BIDS ATS system functionality, in whole or in part, if such functionality experiences technical issues or could otherwise pose a detrimental risk to Participants, the BIDS ATS or the capital markets.

BIDS also maintains automated restrictions that may prevent a Participant or Trader, in whole or in part, from entering Firm orders or Conditionals if certain thresholds are exceeded (e.g., risk limits imposed on a Sponsored Firm by a Sponsor (see Part III, Item 11)). BIDS also monitors activity on the BIDS ATS for potentially erroneous activity (e.g., multiple identical orders), which may result in BIDS temporarily excluding a Participant or Trader from entering Firm orders or Conditionals until the activity is resolved.

If BIDS excludes a Sponsor, any Sponsored Firms would be unable to designate that Sponsor for any Firm orders it wishes to submit to the BIDS ATS.

As discussed in Items 7 and 9 of Part III, BIDS scores individual Traders submitting Conditionals based on their performance in responding to invitations to firm-up, and Traders may set a filter to prevent invitations from being sent to contra-parties that have BIDS Scorecard levels below the filter threshold. The use of filters is at the discretion of each Trader.

b. If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?

     Yes X No☐

If no, identify and explain any differences.

<center>* * * * *</center>

Item 7: **Order Types and Attributes**

a. **Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:**

    i. **priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;**

    ii. **conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non- display of an order; or conditions on executability and routability);**

    iii. **order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;**

    iv. **order types that adjust their price as changes to the order book occur (*e.g.,* price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;**

    v. **whether an order type is eligible for routing to other Trading Centers;**

    vi. **the time-in-force instructions that can be used or not used with each order type;**

    vii. **the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed**

from the NMS Stock ATS; and

viii. **the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.**

Firm Orders,Conditionals, and Actionable IOIs

The BIDS ATS accepts (i) Firm orders (ii) Conditionals and (iii) AIOIs. Firm orders are executable according to the order specifications. Conditionals, which are described in Part III, Item 9, are trading interests that have the same general attributes of a Firm order except that they are not executable. A Trader must always replace ("firm-up") its Conditional with a Firm order before it can be executed. If an invitation interaction, as described in Part III, Item 9, ends with Firm orders on both sides that satisfy each other's terms and the trade meets applicable regulatory requirements, then a trade will occur. Traders may modify, replace, or cancel a Firm order at any time before execution.

Conditionals are discussed in Part III, Item 9; however, unless otherwise noted, the order types and attributes described below apply to both Firm orders and Conditionals. A Trader may modify, replace, or cancel a Conditional at any time prior to an invitation. Once an invitation is received, the Trader may either "firm-up" the Conditional or cancel or ignore the invitation as described in Part III, Item 9.

AIOIs, which are described in Part III, Item 9, may be sent through the BIDS ATS as a firm AIOI or a conditional AIOI by Sponsors to their designated Sponsored Firms that use BIDS Trader under terms agreed to by the parties (e.g., BIDS Trader Users can choose whether or not to receive AIOIs from Sponsors). All AIOIs and AIOI messaging pass through the BIDS ATS; however, neither the AIOI message nor the response interact with other Firm orders or Conditionals in the BIDS ATS order book. The Sponsor submitting an AIOI does not know what symbols exist on any BIDS Trader User's blotter. Once an AIOI is received by the BIDS Trader User, the BIDS Trader User may send a message to the BIDS ATS accepting the AIOI on its terms, accepting the AIOI with modified terms (e.g., price terms, quantity, minimum), or declining it, or the BIDS Trader User can ignore the AIOI. If the BIDS Trader User responds to an AIOI by accepting it and the terms on both sides match, a firm AIOI is executed immediately by the BIDS ATS. If the originating AIOI was conditional and the BIDS Trader User responds to the AIOI by accepting it, the BIDS ATS sends the Sponsor a notification to firm-up. Once the Sponsor firms-up the AIOI, the BIDS ATS executes the trade. Any resulting trades may execute at, within, or outside the NBBO as agreed to by both parties to the trade. Executions outside the NBBO would initiate an intermarket sweep order ("ISO") as described in Part III, Item 9.

Firm Order and Conditional Order Types

The following Firm order and Conditional order types are accepted by the BIDS ATS:

(i)   limit order, a Firm order or Conditional with a limit price and a peg defaulted using the Trader's default preference for Price Protection as described below;

(ii)   market order, a Firm order or Conditional with no limit price and a peg defaulted using the Trader's default preference for Price Protection as described below;

(iii)   midpoint peg order, which is a priced or unpriced Firm order or Conditional that is pegged to the midpoint of the NBBO;

(iv)   market peg order, which is a priced or unpriced Firm order or Conditional pegged to the opposite side of the market, either at the inside quote or with an offset amount to make the resulting price more or less aggressive; or

(v)   primary peg order, which is a priced or unpriced Firm order or Conditional pegged to the same side of the market, either at the inside quote or with an offset amount to make the resulting price more or less aggressive.

All Firm orders and Conditionals in the BIDS ATS are peg orders in nature and therefore each Firm order and Conditional entered into the BIDS ATS has an explicit order term referred to as "Price Protection" for capturing the type of pegging (i.e., Midpoint, Market, or Primary) for that particular Firm order or Conditional. A Firm order or Conditional entered into the BIDS ATS as a market or limit order may be set to any of the three peg types. The peg type may be explicitly specified for a particular Firm order or Conditional using a custom FIX tag, or otherwise determined by the Trader's default preference for Price Protection (defaults allowed are Midpoint and Market) set by the Trader. All Firm orders or Conditionals submitted by a BIDS Trader User will always have the peg type specifically set by the BIDS Trader User or his or her default for Price Protection (Midpoint or Market). Consequently, a Firm order or Conditional submitted simply as a "limit order" or a "market order" without an explicit peg type will be accepted and default to the Trader's default preference for Price Protection.

The BIDS ATS determines trade and invitation prices based on NBBOs calculated as described in Part III, Item 23. See Part III, Item 11 for more information on how tradeable prices are determined for different Price Protection terms.

AIOI Order Types

The following AIOI order types are accepted by the BIDS ATS:

(i)   peg (i.e., Midpoint, Market, or Primary) with or without an offset. If the offset is zero or no offset is provided, the execution can only occur at or between the NBBO. If the offset is non-zero, the execution may occur outside the NBBO depending on the peg instruction and the offset value;

(ii)   peg with a limit, same as (i), but the execution price will not exceed the limit price;

(iii)   limit only, the execution price will not exceed limit price, but may be outside the NBBO.

If no pricing or pegging information is provided on the AIOI, the pegging instructions are determined by the Trader's default preference for Price Protection (defaults allowed are Midpoint and Market) set by the Trader.

AIOI Acceptance

If a BIDS Trader User accepts an AIOI from a Sponsor, the acceptance may include a limit price, and BIDS Trader will always set a default AIOI Price Protection based on the BIDS Trader User's AIOI Price Protection setting (i.e., allow outside NBBO, or do not allow outside NBBO).

Minimum Attributes for Firm Orders

All Firm orders submitted to the BIDS ATS must include the following minimum order attributes or the Firm order will be rejected by the BIDS ATS:

1. Symbol
2. Price (discussed above in this item)
3. Side (buy, sell or sell short)
4. Size
5. Capacity (agency or principal)
   a. Subscribers are responsible for assigning the appropriate capacity to their Firm orders and Conditionals
   b. All Firm orders and Conditionals submitted by a Sponsored Firm are designated as agency

Minimum attributes for Conditionals and AIOIs are described in Part III, Item 9.

Additional Order Attributes

Participants may include a variety of additional attributes on an order-by-order basis or as a default setting. The use of additional attributes is limited to specific types of Participants (e.g., Traders or Subscribers) as stated in each description, and the additional attributes are applicable to all orders unless specifically restricted in the description. These additional attributes include:

Time-in-Force

The BIDS ATS supports the following time-in-force ("TIF") types:

        (i)   Good-til-day ("Day")
        (ii)   Good-til-time ("GTT") (time designation must be within the same trading day that the Firm order or Conditional is entered)
        (iii) Execute-and-cancel ("ENC")
        (iv) Immediate-or-cancel ("IOC") (Firm order)

Firm orders, Conditionals, and AIOIs may be designated with a specified TIF for resting in the BIDS ATS matching book. Firm orders, Conditionals, and AIOIs entered without a specified TIF will be designated with the Trader's default TIF preference (Day, GTT, ENC); if the Trader has not changed the default TIF preference, the Firm order, Conditional, or AIOI will initially default to a Day TIF. Regardless of TIF, any Firm order, Conditional, or AIOI remaining in the BIDS ATS will be cancelled at the end of the trading day.

Firm orders, Conditionals, and AIOIs designated as ENC may specify an optional expiry time. If a Firm order or a firm AIOI has an ENC TIF and does not trade its total available volume after the initial execution, the remaining quantity is cancelled. If a Firm order or a firm AIOI has an ENC TIF and an expiry time and does not trade at all, it will terminate at the expiry time. Because Conditionals or conditional AIOIs are not executable, the ENC TIF has no practical application for Conditionals or conditional AIOIs. The BIDS ATS will not reject Conditionals or conditional AIOIs entered with an ENC TIF designation; rather, the ENC TIF designation on the Conditional or conditional AIOI will be treated as a Day TIF or, if an expiry time is specified, a GTT TIF. All open Firm orders, Conditionals, and AIOIs are cancelled at the market close.

The BIDS ATS will reject Conditionals and conditional AIOIs with an IOC TIF.

Minimum Volume

Automatch Minimum Volume

Any Firm order submitted to the BIDS ATS may set a minimum volume that specifies the minimum quantity every trade involving the Firm order must meet. Where two Traders have each set a minimum volume, any resulting transaction between those two Firm orders must have a volume greater than or equal to the highest minimum volume between the two Firm orders. A mixed-lot automatch minimum volume will be rounded down (note: the BIDS ATS trades are at least one round lot).

Invitation Minimum Volume

Traders may also specify a minimum quantity that every invitation related to a Firm order or Conditional must meet. A Firm order using this minimum will only issue an invitation to a contra-party Conditional that is greater than or equal to the required amount. A Conditional using this minimum will only issue or receive an invitation to or from a contra-party Conditional that is greater than or equal to the required amount. See Part III, Item 9 for a discussion of Conditionals and invitations.

As is the case with automatch minimum volume, an invitation minimum volume that is a mixed-lot amount will automatically be rounded down (note: the BIDS ATS invitations are at least one round lot).

Automatch and Invitation Minimum Volume designations may be specified on AIOIs.

Additional Volume Preferences

Traders may supplement minimum volume requirements with the following preferences:

1. *Volume Aggregation*

A Trader may permit trade aggregation for the purpose of meeting its automatch minimum volume requirement. If a Trader enables aggregation, a Firm order from this Trader may trade when it has the aggressive-order status (see Continuous Matching in Part III, Item 11 for definition of aggressive status), with more than one passive Firm order each of which includes volume below the automatch minimum, but the total of which is greater than or equal to the automatch minimum. Each such trade must meet the contra-party's automatch minimum volume, if any.

Volume aggregation is not available on AIOIs

2. *Minimum Volume for Principal Flow*

A Sponsored Firm's individual trader may also set a preference called "Minimum Volume for Principal Flow". With this preference, the Sponsored Firm's Firm order or Conditional will only trade/interact with principal capacity Firm orders or Conditionals that have the required minimum quantity. Minimum Volume for Principal Flow may also be set for AIOIs.

Contra-party Capacity

A Sponsored Firm's individual trader may designate whether his or her Firm order or Conditional may interact with Firm orders or Conditionals that indicate principal capacity. By default, all Sponsored Firm's individual trader's Firm orders and Conditionals only interact with agency capacity Firm orders or Conditionals; however, this default can be overridden at the order level or the Sponsored Firm level at the direction of the Sponsored Firm. This designation is not available on AIOIs.

Filter Level

A Trader can specify a BIDS Scorecard level that a potential contra-party must achieve in order to interact with a particular Firm order or Conditional. As discussed more fully in Part III, Item 9, BIDS scores Traders submitting Conditionals based on their performance in responding to invitations to firm-up. A Trader may set a filter ("Filter") to prevent invitations from being sent to contra-parties that have BIDS Scorecard levels below the Filter.

A Trader sets the Filter level to one of three levels (the "benchmark settings" refer to a variety of proprietary metrics that are calculated for each Trader based on his or her long-term and short-term behavior):

(i)   Aggressive - allowing invitation to any potential contra-party, regardless of that contra-party's Scorecard score

(ii)   Normal – permitting interaction with all contra-parties except for poor performing contra-parties (no invitations sent to Traders with scores worse than Normal benchmark settings); and

(iii) Conservative – invitations not sent to Traders with scores worse than the Conservative benchmark settings

BIDS cannot override a Trader's Filter settings. BIDS, at its discretion, may change the benchmark settings for the different Filter levels. Filter settings do not apply to AIOIs.

Invite Mode

A Trader may specify which type(s) of contra Conditionals a Firm order or Conditional may invite. The available Invite Mode options include:

1. ON – no restriction, the Firm order or Conditional can interact with any type of contra Conditionals
2. OFF – do not interact with contra Conditionals at all
    a. A Firm order using "OFF" will only trade with contra Firm orders
    b. This Invite Mode is only available for Firm orders
    c. A Conditional using "OFF" will be rejected
3. Auto-only – the Firm order or Conditional will only interact with contra Conditionals that do not involve a human trader seeing an invitation and deciding whether to firm up or not.

Invite Mode does not apply to AIOIs.

Intra-firm Priority

A Subscriber may designate that Firm orders and Conditionals have a priority for interacting with contra Firm orders and Conditionals that are from the same order source. This order preference applies to both invitations and trades. See Part III, Item 11 for a discussion of Intra-firm Priority.

Intra-firm Priority designation does not apply to AIOIs.

Hosted Pools

A Subscriber may designate that Firm orders and Conditionals interact only with others from the same group by setting up a Hosted Pool. See Part III, Item 14 for a discussion of Hosted Pools. AIOIs are not available for use in Hosted Pools.

Attributes of Conditionals Only

Traders may use certain attributes related to firming-up that are only applicable to Conditionals (e.g., Regular FirmUp Conditional, Auto FirmUp Conditional, Dual Conditional). These attributes affect a Trader's interaction with Conditionals and invitations to firm-up and are discussed in Part III, Item 9 under the Conditional Types and Firm-Up Mode section. These attributes are not available on AIOIs.

Routing Instruction

The BIDS ATS only routes Firm orders (it does not route Conditionals), and only at the explicit direction of a BIDS Trader User. -See Part III, Item 16 for a discussion of order routing. Routing instructions are not available on AIOIs.

Buyback Instructions

A Subscriber may include buyback instructions on a Conditional or Firm order for execution consistent with the price conditions of Rule 10b-18 under the Securities Exchange Act of 1934. Rule 10b-18 provides issuers with a safe harbor from manipulation under Section 9(a)(2) of the Exchange Act and Rule 10b-5 under the Exchange Act solely by reason of the manner, timing, price, and volume of their repurchases when they repurchase the issuer's common stock in the market in accordance with the rule's manner, timing, price, and volume conditions. The buyback instructions that the BIDS ATS offers address only the price conditions of Rule 10b-18, not the manner, timing, or volume conditions.

A Subscriber may designate a buy Conditional or Firm order with buyback instructions, in which case the buy Conditional or Firm order will be restricted from receiving invitations or from execution in the BIDS ATS, respectively, as follows:

- A Firm order with buyback instructions will not be executed in the BIDS ATS if the trade price for the security would exceed the higher of: (a) the national best bid; or (b) the consolidated last sale price.
- A Conditional with buyback instructions will not receive an invitation if the price terms would exceed the higher of: (a) the national best bid; or (b) the consolidated last sale price

Conditionals and Firm orders with buyback instructions will either be executed consistent with the restrictions stated above or remain in effect in accordance with any TIF designation until they can be executed consistent with those restrictions, provided that all Conditionals and Firm orders with buyback instructions will be canceled 30 minutes prior to the market close regardless of any TIF designation. The BIDS ATS will not accept Conditionals or Firm orders with buyback instructions entered within 30 minutes of the close of market hours.

    b. **Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?**

      Yes X No ☐

      If no, identify and explain any differences.

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Item 16: <u>**Routing**</u>

    a. **Can orders and trading interest in the NMS Stock ATS be routed to a destination outside the NMS Stock ATS?**

        Yes X No ☐

    b. **If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS?**

        Yes X No ☐

        If yes, describe the affirmative instruction and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (<u>e.g.,</u> at the discretion of the Broker-Dealer Operator).

The BIDS ATS does not make <u>any</u> routing decisions on behalf of Participants<u>, including the venue on which a routed order is executed</u>. Routing options are available only to BIDS Trader Users who must instruct the BIDS ATS to route a Firm order by including explicit routing instructions. The BIDS ATS will then route the Firm order to BOFA under BIDS' market participant identifier ("MPID").

BIDS Trader provides BIDS Trader Users a capability called "clean up" which allows BIDS Trader Users to route Firm orders through the BIDS ATS to BOFA who provides a number of algorithmic strategies to access the market (subject to Sponsor credit limits). The clean up function was designed to allow BIDS Trader Users the ability to route to the market any shares remaining following a block execution executed on the BIDS ATS, and that is primarily how the clean up function is used by BIDS Trader Users. BIDS, however, does not restrict the use of the clean up function to that purpose. Routed executions are charged the same fee as a sponsored execution on the BIDS ATS (see Part III, Item 19).

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